OPY Acquisition Corp. I

October 22, 2021

VIA EDGAR

Ms. Ameen Hamady Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:    OPY Acquisition Corp. I (the “Company”)

Registration Statement on Form S-1

(File No. 333-260171) (the “Registration Statement”)

Dear Ms. Hamady:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on October 26, 2021, or as soon thereafter as practicable.

Very truly yours,

OPY Acquisition Corp. I

By:	/s/ Jonathan B. Siegel
	Name:	Jonathan B. Siegel
	Title:	Chairman and Chief Executive Officer